The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

October 25, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Ms. Christina Fettig

Re:	Registration Statement of The Prudential Series Fund on Form N-14:
File Nos. 002-80896 and 811-03623

Good afternoon:

On behalf of The Prudential Series Fund (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on October 10, 2023 and October 24, 2023. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Information Statement), which was filed with the Commission on September 26, 2023, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Reorganization satisfies the requirements of Rule 17a-8 and, as such, would not require a shareholder vote. Shareholders of the PSF PGIM Jennison Focused Blend Portfolio (Target Portfolio) will receive the Prospectus/Information Statement.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: In Question 11 of the Questions and Answers (Q&A) sub-section of the section titled "Important Information to Help you Understand the Reorganization," please confirm that the website that is disclosed is accurate and where a shareholder will be able to locate the Prospectus/Information Statement. Where referenced, please confirm the website is accurate throughout the Prospectus/Information Statement.

Response: The Registrant has reviewed the website address disclosed and confirms that the website address is accurate.

2.Comment: In Question 8 of the Q&A sub-section, the disclosure states that all costs incurred in entering and carrying out the terms and conditions of the Reorganization will be paid by the Target Portfolio. However, in the Form of Plan of Reorganization, the disclosure states that the Manager and/or its affiliates will pay the costs. Please confirm who will pay the costs and update the reference throughout the Prospectus/Information Statement.

Response: All costs incurred in entering into and carrying out the terms and conditions of the Reorganization will be paid by the Target Portfolio. The Registrant submits that all references have been reviewed and updated to reflect that the Target Portfolio will pay the costs.

3.Comment: Please supplementally confirm that the proposed Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 and provide the basis for that conclusion. In addition, in the event that Target Portfolio shareholders will pay the costs incurred in entering and carrying out the terms and conditions of the Reorganization, please explain how such conclusion is consistent with Rule 17a-8 and the Janus Aspen Series No-Action Letter (April 10, 2008).

Response: The Registrant confirms that the conditions of Rule 17a-8 under the 1940 Act are satisfied with respect to the Reorganization.

Rule 17a-8 requires that the board of trustees of each merging portfolio, including a majority of the independent trustees, determine that: (i) the merger is in the best interests of the portfolio; and (ii) the merger will not dilute the interests of existing portfolio shareholders. Rule 17a-8 further requires that a board request and evaluate such information as may reasonably be necessary to make these determinations and that the board consider and give appropriate weight to all pertinent factors both in making its findings under the Rule and in fulfilling the overall duty of care it owes to each portfolio. Finally, Rule 17a-8 requires that such findings, and the basis on which they were made, be recorded fully in the minute books of each Portfolio. These requirements have been met in connection with the Reorganization.

The adopting release for the 2002 amendments to Rule 17a-8 (the "Adopting Release") provides some guidance to boards charged with making the determinations required by Rule 17a-8 by referencing several factors for consideration, including whether any fees or expenses will be borne directly or indirectly by the portfolio in connection with the merger. The Adopting Release emphasizes, however, that no one of the factors would necessarily be determinative for purposes of meeting the Rule 17a-8 requirements.

In line with the Adopting Release, the Board here considered many factors in approving the Reorganization, including that expenses would be borne by shareholder of PSF PGIM Jennison Focused Blend (the "Target Portfolio"), as well as that the Reorganization is anticipated to result in a pro forma net expense ratios that are 0.41% lower for each share class than that of the Target Portfolio. Additionally, the Board considered that, effective July 1, 2023, the Target Portfolio contractually agreed to waive a portion of its management fee and/or reimburse certain expenses of the Portfolio so that the Portfolio's management fee plus other expenses do not exceed 0.76% of the Portfolio's average daily net assets through June 30, 2024. ). As of June 30, 2023, the Target Portfolio's Total Annual Portfolio Operating Expenses was 0.87% (Class I), 1.27% (Class II) and 1.12% (Class III). The Registrant submits that the Target Portfolio is operating above its contractual expense cap and, as a result, the Manager is indirectly paying the costs incurred in entering and carrying out the terms and conditions of the Reorganization.

After considering all factors, with no one factor being determinative, the Board determined that the Reorganization is in the best interest of the Target Portfolio and the acquiring portfolio and that the interests of the Target Portfolio's and acquiring portfolio's contract owners and shareholders would not be diluted as a result of the Reorganization.

Rule 17a-8 requires that shareholders holding a majority of the outstanding voting securities of a target portfolio approve that portfolio's participation in the reorganization, unless all of the following are true:

i.Fundamental Policies. No fundamental policy (i.e., a policy that cannot be changed without a vote of a majority of the portfolio's outstanding voting securities) of the target portfolio is materially different from a policy of the acquiring portfolio;

ii.Advisory Contracts. No advisory contract of the target portfolio is materially different from the advisory contract of the acquiring portfolio;

iii.Board Composition. Trustees who are not interested persons of the target portfolio and who were elected by the Portfolio's shareholders will constitute a majority of the non- interested trustees of the acquiring portfolio; and

iv.Distribution Fees. Distribution fees paid under a Rule 12b-1 plan by the acquiring portfolio are no greater (as a percentage of the portfolio's net assets) than the distribution fees authorized to be paid by the target portfolio pursuant to a Rule 12b-1 plan.

As these conditions are satisfied, the Registrant respectfully submits that the Reorganization may be consummated without approval by Target Portfolio shareholders pursuant to Rule 17a-8.

The Registrant has also reviewed the Janus Aspen Series No-Action Letter dated April 10, 2008 (No-Action Letter). As discussed in the No-Action Letter, Janus requested assurance that the U.S. Securities and Exchange Commission (SEC) would not recommend enforcement action under Section 26(c) of the Investment Company Act of 1940, as amended (1940 Act) and Rule 17a-8. The premise of the No-Action Letter, as set forth in the "Discussion" section thereof, is that the requirements of Rule 17a-8 are sufficient to ensure that any portfolio merger not requiring shareholder approval does not involve the abuses at which Section 26(c) was targeted.

Although the adviser in the Janus Aspen Series proposed merger had agreed to pay the expenses related to the merger, this fact was not dispositive and, in fact, the incoming letter cites the Adopting Release's statement that no one of the enumerated factors would necessarily be determinative. Rather, the incoming letter specifically narrows the facts upon which it grounds its request for relief to six items, which do not include expenses related to the merger.

In line with those key facts identified in Janus, the Reorganization does not result in a change in the amount of accumulated value or dollar value of the investment of any contract owner; it will not result in an increase to any fees or charges under the contract owner's contracts with the relevant insurance company; it will not alter any contract owner's rights under such contracts or the relevant insurance company's obligations thereunder; and it will not result in any tax liability to contract owners. Additionally, the relevant insurance companies will provide the enumerated notifications to contract owners approximately 30 days prior to the effective date of the Reorganization and, further, Answer 13 in the section titled "IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE REORGANIZATION" specifically discloses that contract owners will be allowed one free transfer out of the Target Portfolio without penalty during the period within 60 days of the effective date of the Reorganization (i.e., from 60 days before to 60 days after the effective date of the Reorganization). As such, the Registrant believes that the Reorganization meets the conditions and requirements of Rule 17a-8 and is also consistent with the terms of the No-Action Letter.

4.Comment: Please include a section in the Prospectus/Information Statement that compares the differences between the Target Portfolio and Acquiring Portfolio's fundamental policies. If they are the same, please indicate they are the same for each of the portfolios. Please then list the fundamental policies for each portfolio side by side.

Response: The Registrant has revised the disclosure to include this section.

Accounting Comments:

5.Comment: In Question 4 of the Q&A sub-section, the Prospectus/Information Statement states that the Reorganization will result in reduced total net and gross expenses for the Target Portfolio. Please consider replacing the statement "will result" with "is expected to result in." Please consider making this modification throughout the entire Prospectus/Information Statement (see also page 20 for an additional example).

Response: The Registrant has revised the disclosure.

6.Comment: In Question 8 of the Q&A sub-section, the disclosure states all costs incurred in entering and carrying out the terms and conditions of the Reorganization will be paid by the Target Portfolio. However, in the Form of Plan of Reorganization, the disclosure states that the Manager and/or its affiliates will pay the costs. Please confirm who will pay the costs and update the reference throughout the Prospectus/Information Statement. In addition, if the costs are to be paid by the Target Portfolio, please disclose in the answer to Question 8 the rationale as to why its appropriate for the Target Portfolio to bear the costs.

Response: All costs incurred in entering into and carrying out the terms and conditions of the Reorganization will be paid by the Target Portfolio. The Registrant submits that all references have been reviewed and updated to reflect that the Target Portfolio will pay the costs. In addition, the Registrant has reviewed the disclosure and believes it is appropriate for the Target Portfolio to bear the costs, as the shareholders will benefit from lower gross and net expenses after the reorganization and, as a result, it is expected that the costs borne by the Target Portfolio in connection with the Reorganization are expected to be recouped within two months following the date of the Reorganization.

7.Comment: Consistent with Comment 6, if the costs are to be paid by the Target Portfolio, please add disclosure as part of the Annual Portfolio Operating Expenses section on page 9 which indicates that the one-time costs associated with the costs are not reflected in the Annual Portfolio Operating Expenses tables.

Response: The Registrant has revised the disclosure.

8.Comment: Please confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented represent current fees.

9.Comment: In the Board Considerations section, please confirm that the Board considered (i) the significant repositioning costs associated with the initiative and (ii) that the Target Portfolio would pay all costs incurred in entering into and carrying out the terms and conditions of the Reorganization.

Response: The Registrant confirms that the Board considered the factors described above. In addition, the Registrant has reviewed the disclosure and has revised the disclosure to address these Board considerations. Please see the response to Question 3 above, for more information.

10.Comment: In the event that the Target Portfolio is paying the costs associated with the Reorganization, please show this cost as a pro forma adjustment in the capitalization tables. In addition, please explain why the June 30, 2023 capitalization tables do not match the June 30, 2023 semi-annual report financials. As an alternative, please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of September 30, 2023 and to reflect the costs associated with the Reorganization.

11.Comment: In the Form of Plan of Reorganization, the disclosure states that the Manager and/or its affiliates will pay the costs. Please revise if the Target Portfolio is paying the costs.

Response: The Registrant has revised the disclosure.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

The Prudential Series Fund